Exhibit 99.1

Glass House Brands Reports Third Quarter 2022 Financial Results

-Reports record quarterly revenue of $28.3M, up 72% from Q2 2022

-Biomass production1 up 164% year-on-year and biomass revenue increased 180% year-on-year

-Record low quarterly cost per pound of $134, down 15% sequentially2

-Gross margin of 31%, increases from 2% in Q2 2022 and more than double year-earlier level

-Raised $22.5 million of new capital to date

-Q4 Revenue guidance reduced to $30-$32 million

-Target for Free Cash Flow positive operations excluding expansion capex at the SoCal Farm3 revised to Q3 2023 from Q1 2023

-Conference Call to be Held November 10, 2022 at 5:00 p.m. ET

LONG BEACH, CA and TORONTO, November 10, 2022 // -- Glass House Brands Inc. (“Glass House” or the “Company”) (NEO: GLAS.A.U and GLAS.WT.U) (OTCQX: GLASF and GHBWF), one of the fastest-growing, vertically integrated cannabis companies in the U.S., today reported financial results for its third quarter ending September 30, 2022.

Third Quarter 2022 Highlights

(Unless otherwise stated, all results and dollar references are in U.S. dollars)

●      Net Sales of $28.3 million increased 65% from $17.2 million in Q3 2021 and 72% sequentially from $16.5 million in Q2 2022.

●     Gross Profit was $8.7 million compared to $2.3 million in Q3 2021 and $0.3 million in Q2 2022.

●     Gross Margin was 31%, compared to 14% in Q3 2021 and 2% in Q2 2022.

●      Adjusted EBITDA4 was $(2.7) million, compared to $(5.4) million in Q3 2021 and $(9.8) million in Q2 2022.

●    Cost per Equivalent Dry Pound of Production1,2 was $134 a decrease of 25% compared to the same period last year and down 15% sequentially versus Q2 2022.

●      Equivalent Dry Pound Production1 was 74,624 pounds, up 164% year-over-year and 196% sequentially.

●      Cash balance was $17.5 million at quarter-end, up slightly from Q2 2022 quarter end.

Management Commentary

“We believe that we own and operate the best and most efficient cannabis greenhouse in the US at 5.5 million square feet in size, of which 1.5 million square feet is planted and in production. And we are excited to show conclusive evidence that we own the unicorn of greenhouses. In the third quarter, and the first full quarter of cultivation and harvesting at the SoCal farm, we grew biomass production by 164% year-over-year and equivalent dry pounds sold by 265% to approximately 69,000 pounds,” stated Kyle Kazan, Co-Founder, Chairman and CEO of Glass House.

“In just one quarter, we nearly matched the total amount of wholesale biomass we sold in all of calendar 2021, but even more remarkable is our cost structure. Despite a 21% sequential drop in cannabis flower prices, our costs fell to $134 per equivalent dry pound of production,1,2 enabling gross margin on our wholesale business to soar from 5% which excluded start-up costs in Q2 to 36% in Q3. This is precisely why we are so excited about this greenhouse; we are only operating at 20% capacity utilization of the entire farm in a market with falling sales pricing, and our gross margin is still almost 40%. Clearly we answered the 2 biggest questions we’ve heard since announcing the purchase of the massive facility, ‘Can we grow high quality cannabis cost effectively to the extreme?’ and ‘Can we sell it all?’ The answer is a resounding yes to both.”

“The competitive edge provided by our unique vertically-integrated model has never been more apparent as the cannabis industry continues to evolve. I am very proud of the work the team has done over the past quarter as their steadfast commitment continues to bring our strategic initiatives to life. We made significant progress toward our goal of being the No. 1 brand-builder in the country’s largest cannabis market including integrating the PLUS team, launching an all-new line of vegan gummies and flower under our Allswell brand and driving sequential growth in our branded CPG sales. Our retail platform, which acts as the tip of the spear for our branded products, has seen unprecedented growth as we closed transactions to fully acquire The Pottery and three Natural Healing Center Dispensaries. Since the beginning of the year, we’ve expanded our retail footprint from three locations to seven currently, with another three locations expected to open in the fourth quarter.”

“Another key development within our wholesale and branded CPG business was the signing of a new partnership with Seed Junky, one of the premier breeders in California as well as globally, to breed and select strains that will be exclusively made available in Glass House branded products including Glass House Farms, Forbidden Flowers, Field extracts and others. We're excited to formalize and expand our relationship with Seed Junky and have great respect for the outstanding quality of the strain library that JBeezy and Wes Vazquez have built. Seed Junky Genetics is behind some of the bestselling and most widely known strains in the cannabis industry, and now Glass House will be offering new, exclusive genetics in several of its most popular product lines starting early next year. Like all of Glass House’s products, the price points of these new strains will provide an excellent value proposition. This partnership is highly complementary and should yield synergies for both companies.”

“Finally, one of the more gratifying aspects of our third quarter performance was the success of our Series B preferred equity offering (the “Offering”) in the face of extremely challenging market conditions. During the third quarter, we raised $19.5 million in new capital and facilitated the exchange of $22.7 million of existing Series A Preferred Stock for new Series B Preferred Stock.

Since then, we have raised and received an additional $3 million in new capital. This is a major vote of confidence from our investors and puts us in a strong position to continue executing our strategic growth plans. The total size of the raise so far is over $45 million, making it 90% complete based on the targeted total financing amount of $50 million. We expect to complete the Offering very soon.”

Third Quarter 2022 Operational Highlights

·      Glass House Brands Completes the Acquisition of the Remaining Equity Ownership in The Pottery Dispensary

·      Glass House Brands Forms Genetics and Nursery Partnership with Seed Junky

·      Allswell – The Value Cannabis Brand from Glass House Brands – Launches First-Ever Line of Vegan Cannabis Gummies

·      Glass House Brands Closes Initial Tranche of Non-Brokered Private Placement of Equity Securities

·      Glass House Brands Closes Grover Beach and Lemoore Natural Healing Center Dispensary Acquisitions

·      Glass House Brands Closes Morro Bay Natural Healing Center Dispensary Acquisition

Subsequent Events

·      Glass House Brands Closes Second Tranche of Non-Brokered Private Placement of Equity Securities

·      Mission Green Launches New Clemency Initiative and Petitions President to Release Parker Coleman Who Is Serving 60 Years for Marijuana

·      Glass House Brands Appoints Benjamin Vega as General Counsel and Corporate Secretary

Media Highlights

·      Forbes Video Documentary: How America Botched Cannabis Legalization (At Minute 5)

·      How the Cannabis Industry Can Begin Interstate Commerce - Legally

·      High Times: Mission of Justice: The Weldon Project and Mission Green

·      Seeking Alpha: Glass House’s Graham Farrar on Industry Challenges and Opportunities

·      Herb.co: Allswell Believes Cannabis Should be an Affordable Right, Not a Luxury

·      Best of Orange County 2022: Retail: Best Cannabis Dispensary

Q3 2022 Financial Results Discussion

Net sales for Q3 2022 were $28.3 million, 65% growth versus Q3 2021 and 72% sequential growth versus Q2 2022.

Wholesale revenue of $14.0 million increased 180% versus Q3 2021 and grew 109% sequentially versus Q2 2022. In the quarter, product sold increased 265% year-on-year to 69,000 pounds of equivalent dry weight.1 The increase in weight available for sale was driven by a 164% increase in production versus last year as a result of incremental product from the first full quarter of production of the Company’s new SoCal farm.

Retail revenue in Q3 of $6.4 million, increased by 33% sequentially and 23% year- over-year driven by incremental revenues from four recently acquired retail locations, each of which contributed revenue for only a fraction of the quarter.

Wholesale CPG revenues were $7.9 million, an increase of 59% sequentially and 13% compared to the prior year. This increase was primarily driven by the first full quarter of contribution from the PLUS edibles brand which benefited from a $900,000 initial order as we moved PLUS distribution from Nabis to Herbl at the end of August. Without the contribution of PLUS, CPG wholesale revenues were $4.7 million, up 48% sequentially and down 32% year-over-year.

Gross profit was $8.7 million, or 31% of net sales, compared to $2.3 million, or 14%, in Q3 2021 and $0.3 million, or 2% in Q2 2022. The sequential increase in gross margin was primarily due to a lower cost per equivalent dry pound of production driven by the contributions of the SoCal farm in its first full quarter of production and by markdowns returning to lower levels as a result of reduced aged CPG inventories and better inventory management.

General and administrative expenses were $11.5 million for the quarter compared to $10.9 million in Q2 2022. The $0.6 million increase is primarily attributable to increased operating expenses at the SoCal Farm related to Cannabis Taxes and the addition of the three NHC dispensaries.

Sales and marketing expenses were $0.8 million, a 10% decline compared to Q2 2022 primarily driven by the streamlining of marketing spend. Professional fees were $2.8 million, nearly consistent with Q2 2022 of $2.7 million.

Depreciation and amortization in Q3 2022 was $3.4 million compared to $2.8 million in Q2 as a result of having additional capex placed into service during the quarter.

Adjusted EBITDA4 loss shrunk to $2.7 million in the third quarter, a $7.1 million improvement over a loss of $9.8 million in the second quarter of 2022. The improvement in gross margin to 31% in Q3 from 2% in Q2 resulted in a $8.5 million increase in gross profit and was the key driver of the substantial reduction in Adjusted EBITDA4 loss.

As of September 30, 2022, the Company had $17.5 million in cash, including $3 million of restricted cash, slightly up compared to Q2 2022. Cash used in operations was $7.3 million compared to $7.8 million in Q2. With the increase in revenue, the Company used about $2.4 million of working capital in cash across Accounts Payable, Accounts Receivable, Prepaids and Inventory compared to Q2 when the Company gained $4 million in cash from these same accounts. In addition, cash usage from net income decreased to $7.5 million in Q3 from $13.5 million in Q2.

Despite the positive third quarter results, there are a number of headwinds we are experiencing in the fourth quarter. As such, we are updating our previously provided Q4 2022 guidance. We now expect Q4 revenue to be in the range of $30 to $32 million from the previous projection of $50 million, reflecting reduced expectations for all three of our key business lines. In addition, due to short-term cultivation issues being experienced at our SoCal farm, we are raising the projected cost per equivalent dry pound of production to $135 per pound for Q4 from the prior guidance of $125 per pound.

A number of factors played into these revisions. Our overall business continues to be affected by challenging market conditions that have resulted in a cost-conscious consumer and a weak wholesale pricing environment. We also experienced a heat wave that saw temperatures reach 106 degrees Fahrenheit in September, which was 13 degrees higher than the highest temperature ever recorded in Camarillo. This resulted in the loss of clones in the nursery and stunted some plants in the greenhouse. We made adjustments and feel that the experience gave us important insights about our new SoCal Farm. If a similar event happened today, we are confident that we could weather it without similar output disruptions.

Taking all these factors into account, we are pushing our target for free cash flow positive operations excluding expansion capex at the SoCal Farm3 out by two quarters to the third quarter of 2023. These factors have also caused us to change our annual revenue run rate estimate to $160 million by 2023 down from $200 million. We remain confident that the incremental capital we have raised thus far, and the additional funds we intend to raise to complete our $26.5 million Offering will provide the necessary run rate to achieve this guidance.

Financial results and analyses will be available on the Company’s investor relations website (https://ir.glasshousegroup.com/) and SEDAR (www.sedar.com).

Unaudited Q3 2022 Financial and Operational Metrics

Net Income / (Loss)
(000's)	Q3 2022	Q2 2022	Q3 2021
Revenues, net	$28,257	$16,473	$17,172
Cost of goods sold	$19,531	$16,219	$14,825
Gross profit	$8,726	$254	$2,347
% of Net Sales	31%	2%	14%
Expenses:
General and administrative	$11,546	$10,875	$8,531
Sales and marketing	$804	$898	$857
Professional fees	$2,834	$2,670	$1,694
Depreciation and amortization	$3,441	$2,837	$783
Total expenses	$18,626	$17,281	$11,865
Loss from operations	$(9,900)	$(17,028)	$(9,518)
Total other expense	$(28,430)	$(4,568)	$(2,562)
Provision for income taxes	$2,630	$1,733	$773
Net income (loss)	$15,873	$(14,192)	$(7,728)

Adjusted EBITDA
(000's)	Q3 2022	Q2 2022	Q3 2021
Net income (loss)	$15,873	$(14,192)	$(7,728)
Interest	$2,672	$1,571	$12
Depreciation and amortization	$3,441	$2,837	$783
Taxes	$2,630	$1,733	$773
EBITDA (non-GAAP)	$24,616	$(8,052)	$(6,161)

Share-based Compensation Expense	$2,812	$3,491	$3,126
Stock Appreciation Rights Expense	$-	$92	$(173)
Loss on Equity Method Investments	$167	$73	$568
(Gain) Loss on Change in Fair Value of Derivative Liabilities	$25	$53	$-
Loss on Impairment of Investments	$-	$-	$-
Loss on Extinguishment of Debt	$-	$-	$-
Loss on Disposition of Subsidiary	$-	$-	$-
Start Up Costs	$(131)	$99	$-
Loss (income) on change in fair value of contingent earnout liabilities	$(31,122)	$(6,314)	$(3,223)
Non-Operational Notes Receivable Bad Debt Reserve	$-	$-	$-
Non-Operational Related Professional Fees	$935	$792	$509
Adjusted EBITDA (non-GAAP)	$(2,699)	$(9,766)	$(5,354)

Select Balance Sheet Information
(000's)	Q3 2022	Q2 2022	Q3 2021
Cash, Cash Equivalents and Restricted Cash	$17,536	$17,451	$28,862
Accounts receivable, net	$6,787	$3,652	$2,668
Prepaid expenses and other current assets	$7,590	$5,327	$7,623
Inventory	$12,749	$12,252	$11,356
Total Current assets	$45,263	$44,744	$50,509
Operating lease right-of-use assets, net	$10,293	$3,610	$2,951
Property, plant and equipment, net	$215,848	$212,648	$186,939
Intangible Assets, Net and Goodwill	$68,548	$34,975	$9,840
Total Assets	$349,556	$307,246	$258,564

Accounts payable and accrued liabilities	$23,012	$11,918	$18,032
Income taxes payable	$11,057	$7,070	$-
Contingent earnout liability	$12,933	$44,056	$39,237
Total current liabilities	$56,493	$75,852	$60,282
Operating lease liabilities, net of current portion	$9,160	$3,085	$2,761
Notes payable, net of current portion	$62,407	$61,886	$207
Total Liabilities	$129,856	$142,455	$65,711
Mezzanine non-Controlling Interest (Preferred Equity Series B)	$42,687
Total Shareholders' Equity	$177,013	$164,791	$192,852
Total Liabilities and Shareholders' Equity	$349,556	$307,246	$258,564

Equity Table
(000's)	Q3	Q2	Change	Comments
Total Equity Shares	66,505	59,860	6,645	6.1 million shares due to acquisitions, the balance due to conversion of stock options, RSU's, and purchase adjustment
Warrants
Series B	8,445	-	8,445	Exercise price of $5.00 with an expiration date of August 2027
Series A	2,656	4,929	(2,273)	Exercise price of $10.00 with an expiration date of June 2024
SPAC	30,665	30,665	-	Exercise price of $11.50 with an expiration date of June 2026
Total Warrants	41,766	35,593	6,173
Stock Options & RSUs
Stock Options	1,565	1,634	(69)	Exercise Price between $2.26 and $4.60 with expiration dates from October 2024 to October 2026
RSU's	3,541	3,745	(204)	Up to 3-year vesting through 2025
Total Stock Options & RSUs	5,106	5,379	(273)

Select Cash Flow Information
(000's)	Q3 2022	Q2 2022	Q3 2021
Net Income (Loss)	$15,873	$(14,192)	$(7,728)
Total adjustment to reconcile net loss to net cash in operating activities	$(23,338)	$703	$1,293
Cash From Net Income (Loss)	$(7,465)	$(13,489)	$(6,435)
Changes in Operating Assets and Liabilities	195	5,713	(3,556)
Cash Flow from Operating Activities	$(7,270)	$(7,777)	$(9,991)
Cash Flow from Investing Activities	$(991)	$(11,340)	$(95,532)
Cash Flow from Financing Activities	$8,347	$11,735	$1,013
Net Increase (decrease) in Cash and Cash Equivalents	$85	$(7,381)	$(104,510)

Revenue
(000's)		Retail (B2C)	Wholesale CPG (B2B)	Wholesale Biomass (B2B)	Consolidated
2021	Q1	$4,983	$5,767	$4,491	$15,240
	Q2	$6,394	$6,090	$6,190	$18,674
	Q3	$5,220	$6,968	$4,984	$17,172
	Q4	$5,138	$6,718	$6,505	$18,360
2022	Q1	$4,858	$3,992	$5,122	$13,972
	Q2	$4,839	$4,945	$6,689	$16,473
	Q3	$6,440	$7,862	$13,954	$28,257

Growth vs. 2022	LY
	Q1	-3%	-31%	14%	-8%
	Q2	-24%	-19%	8%	-12%
	Q3	23%	13%	180%	65%

Gross Margin
			Wholesale CPG	Wholesale
(000's)		Retail (B2C)	(B2B)	Biomass (B2B)	Consolidated
2021	FY	$9,419	$5,174	$1,427	$16,019
		43%	20%	6%	23%
2022	Q1	$2,084	$655	$(400)	$2,339
		43%	16%	-8%	17%
	Q2	$2,037	$89	$(1,872)	$254
		42%	2%	-28%	2%
	Q3	$2,637	$1,078	$5,011	$8,726
		41%	14%	36%	31%

Wholesale Biomass Production and Cost per Pound

		Cost per Equivalent		Equivalent Dry
		Dry Pounds of	% Change	Pounds of	% Change	Ending Operational
		Production	to LY	Production	to LY	Canopy (000 sq. ft)
2021	Q1	$243		15,686		307
	Q2	$193		23,094		307
	Q3	$179		28,268		307
	Q4	$166		29,738		307
2022	Q1	$238	-2%	16,729	7%	307
	Q2	$158	-18%	25,188	9%	307
	Q3	$134	-25%	74,624	164%	937

2021	YTD	$199		67,047		307
2022	YTD	$154	-22%	116,541	74%	937

2020	FY	$219		54,211		202
2021	FY	$189	-14%	96,785	79%	307

Wholesale Biomass Pounds Sold and Cost and Average Selling Price

				Equivalent Dry
		Equivalent Dry Pounds	% Change to	Pounds Average	% Change to
		Sold	LY	Selling Price	LY
2021	Q1	12,708		$265
	Q2	14,351		$340
	Q3	18,793		$191
	Q4	23,300		$183
2022	Q1	17,894	41%	$188	-29%
	Q2	19,860	38%	$237	-30%
	Q3	68,512	265%	$204	7%

2021	YTD	45,853		$258
2022	YTD	106,266	132%	$207	-20%

2020	FY	31,060		$553
2021	FY	69,153	123%	$233	-58%

Equivalent Dry Pounds Average Selling Price excludes the impact of cultivation tax.

Conference Call

The Company will host a conference call to discuss the results on today, November 10, 2022 at 5:00 p.m. Eastern Time.

Webcast:	Click here
Dial-In Number:	1-888-664-6392
Conference ID:	58945425
Replay:	1-888-390-0541
Replay Code:	945425 #

(replay available until 12:00 midnight Eastern Time Thursday, November 17, 2022)

Non-GAAP Financial Measures

Glass House defines EBITDA as Net Loss (GAAP) adjusted for interest and financing costs, income taxes, depreciation, and amortization. Adjusted EBITDA is defined as EBITDA excluding share-based compensation, stock appreciation rights expense, loss (income) on equity method investments, change in fair value of derivative liabilities, change in fair value of contingent liabilities, acquisition related professional fees, and non-operational start-up costs.

EBITDA and Adjusted EBITDA are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. Such supplemental non- GAAP financial measures are not standardized financial measures under U.S. GAAP used to prepare the Company’s financial statements and might not be comparable to similar financial measures disclosed by other companies and, thus, should only be considered in conjunction with the GAAP financial measures presented herein.

The Company has provided a table above that provides a reconciliation of the Company’s net loss to Adjusted EBITDA for the three months ended September 30, 2022 compared to three months ended September 30, 2021 and three months ended June 30, 2022.

Footnotes and Sources:

1.	Includes all dry production (flower, smalls and trim) plus equivalent dry weight for wet weight and fresh frozen not converted into dry weight by the Company.

2.	Cost per Equivalent Dry Pound of Production, is the application of a subset of Costs of Goods Sold for cannabis biomass production (including all expenses from nursery and cultivation to curing and trimming - the point at which product is ready for sales as wholesale cannabis or to be transferred to CPG) applied to the Company's metric of dry production which includes all dry production (flower, smalls and trim) plus equivalent dry weight for wet weight and fresh frozen that is not converted into dry goods by the Company.

3.	We define free cash flow positive operations excluding expansion capex at the SoCal Farm for a given quarter as Net Cash used in Operating Activities plus Net Cash used in Investing Activities excluding capex spent for expansion at the SoCal Farm.

4.	EBITDA and Adjusted EBITDA are non-GAAP financial measures that are not defined by U.S. GAAP and may not be comparable to similar measures presented by other companies. Please see “Non-GAAP Financial Measures” herein for further information and for a reconciliation of such non-GAAP measures to the closest GAAP measure.

5.	Company has the potential to achieve monthly revenues that annualize to $160 million. The statement assumes the following in potential revenues from each source: 1) Annualized wholesale biomass sales of $60 million; 2) Annualized retail revenues of $65 million; 3) Annualized wholesale CPG revenues of $35 million.

About Glass House

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, please visit www.glasshousebrands.com and https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company’s future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates”, “targets” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, that the Company will achieve its Q4 2022 revenue guidance of $30-$32 million; that the Company will reach its projected cost per equivalent dry pound of production target of $135 per pound in Q4 2022; that the Company will achieve its target of Free Cash Flow positive operations ex-capex spending for expansion at the SoCal Farm by Q3 2023; that the Company will successfully open another three dispensary locations expected Q4 2022; that

Glass House’s partnership with Seed Junky is complementary and should yield synergies for both companies; that the Company will complete it’s $50m Series B Preferred Equity offering very soon. All forward-looking statements, including those herein are qualified by this cautionary statement.

Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including financial and operational results not proving to be as expected or on the timelines expected; the Company not completing certain proposed acquisition or financing transactions at all, or on the timelines expected; the Company not achieving the synergies expected; and other risks disclosed in the Company’s Annual Information Form and other public filings on SEDAR at www.sedar.com Accordingly, readers should not place undue reliance on forward-looking statements.

For more information on the Company, investors are encouraged to review the Company’s public filings on SEDAR at www.sedar.com. The forward- looking statements and financial outlooks contained in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

ir@glasshousegroup.com

562.264.5078

Mark Vendetti, CFO and Corporate Secretary

ir@glasshousegroup.com

562.264.5078

Investor Relations Contact:

ICR, Inc.

Reed Anderson

646-277-1260

Reed.Anderson@icrinc.com

Media Contact:

ICR, Inc.

Seth Grugle

646-277-1272

GlassHouseBrandsPR@icrinc.com